T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	January 12, 2016
TASMAN PROVIDES CORPORATE UPDATE AND 2016 OUTLOOK
Vancouver, Canada – Tasman Metals Ltd. ("Tasman" or the "Company") (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mr Mark Saxon, President & CEO, is pleased to provide a Corporate update and outlook for the Company for 2016.
Last year was a challenging year for the mining and exploration industry in general and the rare earth element (REE) sector was not spared from the downturn.  Although REE prices declined, traded volumes of the metals showed relative strength, with greater than 90% of supply still coming from Chinese sources.  In response to the difficult conditions and lack of financing opportunities, many junior exploration companies that previously focussed on REE projects have now moved on to seek other corporate opportunities.  Tasman remains a leader in a much reduced field of competitors.
One notable outcome of the past year was the bankrupty filings of Molycorp Inc. which entered Chapter 11 bankruptcy protection in June 2015.  The Mountain Pass mine, a significant resource of the lowest-value REEs lanthanum and cerium, has been placed on "care and maintenance" and it is not known if or when the operation will be restarted.
The Tasman Board remains optimistic for improved market conditions for REEs in 2016.  Metal prices have stabilized, and the only significant western REE producer, Australia's Lynas Corp, is now cash flow positive.  In China, the industry continues to be aggregated which over time may allow for tighter control over illegal Chinese mining and support higher REE prices.
Tasman is acting to increase the opportunities for revenue from our flagship Norra Karr heavy REE project in Sweden, in addition to those outlined in the 2015 Pre Feasibility Study (the "2015 PFS") .  As previously reported, Norra Karr presents a unique opportunity not only for REEs but also for the supply of the industrial minerals nepheline and feldspar, which together comprise some 65% of the rock.  Nepheline and feldspar have large European markets in ceramics, glass, plastics, cement, building material and metallurgical industries.  Nepheline and feldspar are for example widely consumed in the manufacture of bathroom ceramics, roof and floor tiles, crockery, building fillers, paints, cement and even cosmetics. Tasman's test work on the nepheline/feldspar by-product from Norra Karr has shown it to be low in iron, and with key characteristics similar to material being used industrially across Europe today.
During 2016, Tasman's focus shall remain on the Norra Karr project, seeking to further optimize the current processing flowsheet for REEs, and develop markets for the industrial minerals.  The Company starts the year with a sufficient cash balance, as it moved quickly to reduce overheads on the conclusion of the 2015 PFS.  With the ongoing support of the European Commission funded EURARE project, the Tasman Board is confident significant progress can be achieved during 2016.
In light of the decision to reduce costs during challenging times, Tasman's Board has chosen to withdraw from the Finnish portfolio of chromite projects due to the relatively high permit holding costs in Finland.
We thank shareholders for their continued support, and look forward to working to advance our project portfolio during 2016.
About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE's and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol "TSM" and the NYSE-MKT under the symbol "TAS".  REE and tungsten demand is increasing, due to the metals' unique properties that make them essential for high technology and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission (EC) promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the EC.
Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company's Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7	www.tasmanmetals.com	BOLLNAS 821 41
CANADA	info@tasmanmetals.com	SWEDEN

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7 Company Contact: Mariana Bermudez +1 (604) 685 9316 Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of "mineral resources" is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the "CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines" adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") and the resource information reported may not be comparable to similar information reported by United States companies.  The term "resources" does not equate to "reserves" and normally may not be included in documents filed with the SEC.  "Resources" are sometimes referred to as "mineralization" or "mineral deposits."  While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing,  the implementation of the Norra Karr PFS, changes in corporate goals, unexpected expenditures, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.